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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 3 - FINAL AMENDMENT)

                                ---------------

                           LAWTER INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           LIPSTICK ACQUISITION CORP.
                            EASTMAN CHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   520786104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HAROLD L. HENDERSON
                             100 NORTH EASTMAN ROAD
                           KINGSPORT, TENNESSEE 37662
                           TELEPHONE: (423) 229-2000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                 ---------------

                                 WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                           MARCIA R. NIRENSTEIN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                            TELEPHONE: (202) 371-7000

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CUSIP NO. 52078614                    14D-1                   PAGE   2    OF   7
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1.        NAMES OF REPORTING PERSONS
          I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lipstick Acquisition Corp.  (E.I.N.  62-1778549)

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                                 (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS                    AF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) or 2(f)                                        [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             30,926,069

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES    [ ]

9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                             93.52%

10.       TYPE OF REPORTING PERSON           CO
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CUSIP NO. 52078614                    14D-1                   PAGE   3    OF   7
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1.        NAMES OF REPORTING PERSONS
          I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Eastman Chemical Company (E.I.N.  62-1539359)

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                 (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS                    WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) or 2(f)                                        [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             30,926,069

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES                                              [ ]

9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                             93.52%

10.       TYPE OF REPORTING PERSON           CO

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          This Amendment No. 3 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 filed on May 4, 1999, as amended by Amendment No. 1 filed on May 20, 1999 and Amendment No. 2 filed on June 1, 1999 (as amended, the "Schedule 14D-1"), by Eastman Chemical Company, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Lipstick Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all outstanding shares of common stock, par value $1.00 per share, of Lawter International, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1999 (the "Offer to Purchase"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 14D-1 and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule 14D-1 remains in effect.

          Pursuant to Instruction D of the "Special Instructions for Complying With Schedule 14D-1," this Amendment constitutes the final amendment to the
Schedule 14D- 1.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 6 is hereby amended and supplemented by adding the following thereto:

          The Offer expired at 12:00 Midnight, New York City time, on Tuesday, June 1, 1999. Based on information provided by the Depositary, approximately 30,926,069 Shares or 93.52% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 2,160,012 Shares tendered by means of guaranteed delivery). The Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. On June 2, 1999, Parent issued a press release to such effect. The full text of the press release is filed herewith as Exhibit (a)(11) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by adding the following exhibit thereto:

          (a)(11) Text of press release, dated June 2, 1999, issued by Parent.
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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1999

                                        LIPSTICK ACQUISITION CORP.



                                        By:  /s/ Allan R. Rothwell
                                             -----------------------------------
                                             Name:   Allan R. Rothwell
                                             Title:  President


                                        EASTMAN CHEMICAL COMPANY



                                        By:  /s/ Allan R. Rothwell
                                             -----------------------------------
                                             Name:   Allan R. Rothwell
                                             Title:  Senior Vice President and
                                                       Chief Financial Officer
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                                  EXHIBIT INDEX

(a)  (1)  Offer to Purchase, dated May 4, 1999.

     (2)  Letter of Transmittal.

     (3)  Notice of Guaranteed Delivery.

     (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

     (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

     (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)  Summary Advertisement as published on May 4, 1999.

     (8) Text of Press Release, dated April 28, 1999, issued by Parent (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

     (9)  Text of Press Release, dated May 4, 1999, issued by Parent.

     (10) Text of Press Release, dated May 20, 1999, issued by Parent.

     (11) Text of Press Release, dated June 2, 1999, issued by Parent.*

(b)  Not applicable.

(c) (1) Agreement and Plan of Merger, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

     (2) Short Form Merger Option Agreement, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

     (3) Confidentiality Agreement, dated as of October 30, 1998 by and among Parent and the Company.
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     (4)  Employment Agreement, dated as of April 27, 1999 between Parent, the
          Company and John P. O'Mahoney.

     (5) Letter Agreement, dated April 27, 1999 between Parent and John P. O'Mahoney, granting stock options.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.



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*    Filed herewith.